UF 2-18-04

** AH 2/17/2004

04002190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 13 2004

SEC FILE NUMBER
8- 65757

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hybrid Trading & Resources, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141 W. Jackson Blvd., Suite 4048
(No. and Street)

Chicago (City) Illinois (State) 60604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Caffray (312) 427-1586
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schultz and Chez, LLP
(Name – *if individual, state last, first, middle name*)

141 W. Jackson Blvd., Suite 2900 (Address) Chicago (City) Illinois (State) 60604 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Mark Caffray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hybrid Trading & Resources, Inc., as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

"OFFICIAL SEAL"
Janet M. Herr
Notary Public, State of Illinois
My Commission Expires June 25, 2007

Janet M. Herr

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.] Same Page
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.]
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Control Structure.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HYBRID TRADING & RESOURCES, INC.

(A Pennsylvania Corporation)

REPORT PURSUANT TO RULE X-17a-5(d)

YEAR ENDED DECEMBER 31, 2003

CONTENTS

PAGES

INDEPENDENT AUDITOR'S REPORT 1

STATEMENT OF FINANCIAL CONDITION 2

STATEMENT OF OPERATIONS 3

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY 4

STATEMENT OF CASH FLOWS 5

NOTES TO FINANCIAL STATEMENTS . . . . . 6 - 7

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1 8

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL, PER UNIFORM CAPITAL RULE 15c3-1 9

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 10

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE . . . . . 11 - 12

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT

To the Members of
HYBRID TRADING & RESOURCES, INC.
Chicago, Illinois

We have audited the accompanying statement of financial condition of HYBRID TRADING & RESOURCES, INC., as of December 31, 2003, and the related statements of operations, changes in Stockholders' equity and cash flows for the year ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HYBRID TRADING & RESOURCES, INC., and the results of its operations and its cash flows for the year ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2004

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS		
Cash in bank	$	21,833
Receivable from broker/dealer		444,511
Commissions receivable		90,144
Due from affiliate		45,979
Equipment, net of accumulated depreciation of $1,968		7,873
Other assets		3,404
TOTAL ASSETS	$	613,744
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Accrued expenses	$	93,232
STOCKHOLDERS' EQUITY		
Common stock-no par value; authorized, issued and outstanding 2000 shares		2,000
Paid-in capital		598,100
Retained earnings (deficit)		(79,588)
TOTAL STOCKHOLDERS' EQUITY		520,512
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	613,744

The accompanying notes are an integral

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2003

REVENUES		
Commission income	$	405,778
Interest income		1,858
Firm trading loss	(	33,710)
Total Revenues		373,926
EXPENSES		
Employee compensation and benefits		122,097
Consulting		36,000
Commissions, floor brokerage and execution fees		190,726
Market information		26,099
Exchange and regulatory fees		4,739
Occupancy		15,662
Depreciation		1,968
Travel and entertainment		19,012
Professional fees		4,875
Education		7,900
Other		24,436
Total Expenses		453,514
NET LOSS	$ (	79,588)

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2003

	Number of Shares	Common Stock	Paid-in Capital	Retained Earnings (Deficit)	Total
Issuance of stocks	2,000	$2,000	$598,100	$ -	$ 600,100
Net loss	-	-	-	(79,588)	(79,588)
Balance December 31, 2003	2,000	$2,000	$598,100	$(79,588)	$ 520,512

The accompanying notes are an integral
part of these financial statements

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

OPERATING ACTIVITIES		
Net loss	$ (	79,588)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		1,968
Change in assets and liabilities		
Increase in receivable from broker/dealer	(	444,511)
Increase in commission receivable	(	90,144)
Increase in due from affiliate	(	45,979)
Increase in other assets	(	3,404)
Increase in accrued expenses		93,232
Total adjustments	(	488,838)
NET CASH USED IN OPERATING ACTIVITIES	(	568,426)
INVESTING ACTIVITIES		
Purchase of equipment	(	9,841)
NET CASH USED IN FINANCING ACTIVITIES	(	9,841)
FINANCING ACTIVITIES		
Stockholder capital contributions		600,100
NET CASH PROVIDED BY FINANCING ACTIVITIES		600,100
NET INCREASE IN CASH		21,833
CASH AT DECEMBER 31, 2002		-
CASH AT DECEMBER 31, 2003	$	21,833

Supplemental Cash Flow Information:

Cash payments for interest during the year totaled $0.

Cash payments for income taxes during the year totaled $0.

The accompanying notes are an integral part of these financial statements.

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(1) *NATURE OF BUSINESS*

HYBRID TRADING & RESOURCES, INC. (the "Company") a Pennsylvania Corporation, operates as an introducing broker that clears all trades on a fully disclosed basis through an outside clearing firm.

(2) *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles includes the use of estimates that affect the financial statements. Accordingly, actual results could differ from those estimates.

Fair Value of Financial Instruments
Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities", requires companies to recognize all derivatives as either assets or liabilities and measure those instruments at fair value. All derivative financial instruments held at year end are included in the Statement of Financial Condition at fair value and accordingly, the changes in fair value for the year are recognized in the Company's earnings.

Equipment
Purchased equipment is recorded at cost and depreciated over estimated useful lives using accelerated methods.

Comprehensive Income
The Company has not presented a Statement of Comprehensive Income because it does not have any items of "other comprehensive income".

(3) *INCOME TAXES*

At December 31, 2003, the Company has a net operating loss carryforward totaling approximately $70,000 that may be used to offset future taxable income through 2023. No deferred tax asset has been recorded as the future realizable benefit is uncertain.

(4) *CONCENTRATION OF CREDIT RISK*

At December 31, 2003, the Company had a significant concentration of credit which consisted of deposits with the Company's clearing firm which represented approximately 85% of total equity.

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2003

(5) ***REGULATORY MATTERS***

As a registered broker/dealer, the Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital. The Company has elected to compute net capital using the alternative method, permitted by SEC Rule 15c3-1, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, the Company had net capital and net capital requirements of approximately $429,000 and $250,000, respectively, and had no customer accounts.

(6) ***LEASE COMMITMENT***

The Company rents its office space under a lease containing real estate tax and operating expenses escalation clauses. Rent expense for the year totaled $4,098. At December 31, 2003 the future minimum rental payments are:

December 31,	Amount
2004	$32,850
2005	21,900
Total	$54,750

(7) ***SUBSEQUENT EVENTS***

During the period from January 1, 2004, to February 10, 2004. There were no contributions and withdrawals made by members.

SUPPLEMENTARY INFORMATION

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

COMPUTATION OF NET CAPITAL,
PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

CREDITS		
Stockholders' equity	$	520,512
TOTAL CREDITS		520,512
DEBITS		
Non-allowable assets		
Equipment, net		7,873
Commissions receivable, over 30 days old		33,974
Due from affiliate		45,979
Other assets		3,404
TOTAL DEBITS		91,230
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		429,282
Haircuts on securities		99
NET CAPITAL	$	429,183
COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT		
Minimum net capital required (Greater of 2% of aggregate debit items or $250,000)	$	250,000
EXCESS NET CAPITAL	$	179,183

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL, PER UNIFORM NET CAPITAL RULE 15c3-1

DECEMBER 31, 2003

Net Capital per unaudited FOCUS report	$ 510,387
Audit adjustments	10,026
Non-allowable assets originally reported as allowable	(91,230)
Reduction in haircuts on securities	-
NET CAPITAL PER COMPUTATION UNDER RULE 15c3-1	$ 429,183

notes are an integral

HYBRID TRADING & RESOURCES, INC.
(A Pennsylvania Corporation)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

AND

INFORMATION FOR THE POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2003

RESERVE COMPUTATION
(see Note)

INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS
(see Note)

NOTE: Although the Company is not exempt from Rule 15c3-3, it does not transact a business in securities with or for customers and does not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.

SCHULTZ & CHEZ, L.L.P.
Certified Public Accountants

141 West Jackson Boulevard, Suite 2900
Chicago, Illinois 60604
Main: (312) 332-1912
Fax: (312) 332-3635

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE

To the Members of
HYBRID TRADING & RESOURCES, INC.
Chicago, Illinois

In planning and performing our audit of the financial statements of HYBRID TRADING & RESOURCES, INC. (the "Corporation") for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by HYBRID TRADING & RESOURCES, INC., that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e); and (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13. We did not review the practices and procedures followed by the Company in complying with the requirements for prompt payment for securities under Section 8(b) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

Our review indicated that HYBRID TRADING & RESOURCES, INC., although not exempt from Rule 15c3-3, had no reporting requirements because it did not transact a business in securities directly with or for other than members of a national securities exchange and did not carry margin accounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4) and that, as of December 31, 2003, no facts came to our attention to indicate that such conditions were not complied with during the period.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the use of management, the Chicago Board Options Exchange, the Securities and Exchange Commission and other regulatory authorities who rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Schultz & Chez, LLP

Chicago, Illinois
February 5, 2004